Filed pursuant to 424(b)(3) and Registration No. 333-146457

CNL LIFESTYLE PROPERTIES, INC.

Supplement No. Two dated August 7, 2008

to Prospectus dated April 9, 2008

This Supplement is part of, and should be read in conjunction with, our prospectus dated April 9, 2008 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference” in this Supplement. This Supplement replaces all prior Supplements and Sticker Supplements to the prospectus. Capitalized terms used in this Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Lifestyle Properties” means CNL Lifestyle Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have acquired and properties we have entered into commitments to acquire is presented in this Supplement as of July 9, 2008, and all references to property acquisitions and commitments should be read in that context. Properties we acquire and properties we enter into commitments to acquire after July 9, 2008 will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

At July 9, 2008, we had a portfolio of 109 lifestyle properties within four asset classes: Ski and Mountain Lifestyle, Golf, Attractions and Additional Lifestyle Properties. Ten of these 109 properties are owned through unconsolidated joint ventures and three are located in Canada. We have eight loans outstanding. The majority of our properties are leased on a long-term basis to either affiliated or third-party tenants and are managed by third-party operators that we generally consider to be significant industry leaders.

Since March 17, 2008, we have acquired the following properties:

	Location	Operator	Purchase Price (millions)	Date Acquired	Initial Annualized Base Rent[1]	Initial Rate of Base Rent[2]
Brady Mountain Resort & Marina	Royal (Hot Springs), AR	Marinas International	$14.1	4/10/08	$1,247,000	8.8%
David L. Baker Golf Course	Fountain Valley, CA	EAGLE Golf	$9.5	4/17/08	$850,000	8.9%
Las Vegas Golf Club	Las Vegas, NV	EAGLE Golf	$11.0	4/17/08	$974,000	8.9%
Meadowlark Golf Course	Huntington Beach, CA	EAGLE Golf	$16.9	4/17/08	$1,498,000	8.9%
The Tradition Golf Club at Broad Bay	Virginia Beach, VA	Traditional Golf	$9.2	3/26/08	$846,000	9.2%
The Tradition Golf Club at Kiskiack	Williamsburg, VA	Traditional Golf	$7.0	3/26/08	$638,000	9.1%
The Tradition Golf Club at The Crossings	Glen Allen (Richmond), VA	Traditional Golf	$10.1	3/26/08	$907,000	9.0%

FOOTNOTE:

[1]	These figures do not include percentage rent and GAAP straight-lining adjustments and therefore will be different than the revenues reported for these properties.
[2]	The Initial Rate of Base Rent is calculated by dividing Initial Annualized Base Rent by Purchase Price.

As of May 31, 2008, we had received approximately $23.7 million in subscription proceeds for this offering from the sale of 2.4 million shares. As of that same date, we had received nearly $2.1 billion (207.2 million shares) in total proceeds in connection with our public offerings, including $79.6 million (8.4 million shares) received through our reinvestment plan. Our total subscription proceeds do not include $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of our initial offering and $1.2 million for 117,706 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

On May 28, 2008, we executed a settlement agreement related to our foreclosure lawsuit with Plaza Partners, LLC. Through this settlement agreement we acquired ownership of the Orlando Grand Plaza Hotel & Suites. The property is currently closed while we finalize plans for redevelopment. The reopening or redevelopment of the property will likely require a significant amount of capital improvements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents. The information incorporated by reference is an important part of this Supplement and the information that we file later with the Commission may update and supersede the information in this Supplement including the information we incorporated by reference. For information on how to access this information, see the following section of this Supplement entitled, “Where You Can Find More Information.”

We incorporate by reference the following documents that we have previously filed with the Commission:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on March 18, 2008, including information specifically incorporated by reference therein from the Proxy Statement for our 2008 Annual Meeting;

•	Definitive Proxy Statement on Schedule 14A filed on April 28, 2008;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed on May 14, 2008;

•	Periodic Report on Form 8-K filed on January 16, 2008;

•	Periodic Report on Form 8-K filed on January 31, 2008;

•	Periodic Report on Form 8-K filed on March 20, 2008; and

•	Periodic Report on Form 8-K filed on March 26, 2008.

More specifically, our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, along with our most current information related to certain relationships and related transactions, is incorporated by reference herein from our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

Upon request we will provide to each person, including a beneficial owner, to whom this Supplement is delivered, a copy of any or all of the information that we have incorporated by reference into this Supplement but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

CNL Client Services

PO Box 4920

Orlando, FL 32802

866-650-0650, option 3

www.cnl.com

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirement of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Such reports, proxy statement and other information can be inspected and copied at the Public Reference Room of the Commission located at 100 F Street, NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates. Such material, except for the annual report, may also be accessed electronically by the public on the Commission’s website accessible via the internet at http://www.sec.gov and through our website at http://www.cnllifestylereit.com. Unless specifically listed above in “Incorporation of Certain Information by Reference,” the information contained on the Commission website is not intended to be incorporated by reference into this Supplement.

We have filed a registration statement on Form S-11, of which this Supplement forms a part, and related exhibits with the Commission under the Securities Act. The registration statement contains additional information about us and this offering. You can inspect or access electronically the registration statement and exhibits by the means described in the paragraph above.

MANAGEMENT COMPENSATION

The following sentence is deleted from the paragraph on page 39 directly under the chart heading “FEES PAID IN CONNECTION WITH ACQUISITIONS, INVESTMENTS OR LOANS” in the “Management Compensation” section of the prospectus:

Acquisition Fees payable to our Advisor on sales of 500,000 shares or more to a “purchaser” (as defined in “Plan of Distribution”) may be reduced to 1.0% of Gross Proceeds received in connection with such sales, provided all such shares are purchased through the same registered investment adviser, participating broker, or our Managing Dealer.

The following sentence is added to the end of the second paragraph directly under the chart heading “FEES PAID IN CONNECTION WITH ACQUISITIONS, INVESTMENTS OR LOANS” in the “Management Compensation” section on page 40 of the prospectus:

If, after we have invested all of our Net Offering Proceeds, we acquire a property using our line of credit and then later refinance that property with permanent debt, then an Acquisition Fee will be paid, but only on the incremental amount of funds above the original debt from the line of credit used to purchase such property.

BUSINESS

The following updates the “Business – Real Estate Investment Portfolio” section that begins on page 58 of the prospectus:

Overview

As of May 31, 2008, our investments in real estate when aggregated by purchase price were diversified as follows: approximately 24% in ski and mountain lifestyle, 27% in golf, 23% in attractions and 26% in other lifestyle properties. These assets specifically consist of 52 golf courses, one dealership, one merchandise mart, 18 ski and mountain lifestyle properties, 11 marinas, 24 attractions, one lifestyle residential property and one property held for development.

Our real estate investment portfolio is geographically diversified with properties in 26 states and Canada. We own ski and mountain lifestyle properties in 9 states and Canada with a majority of those properties located in the northeast, California and Canada. Our golf properties are located in 14 states with a majority of those courses located in “Sun Belt” states. Our attractions properties are located in 13 states with a majority located in the southwest.

Operator Concentration

The following table summarizes information about our operator concentration as of May 31, 2008, excluding our equity investments in ten assets owned in joint ventures and two assets, the Mizner Court Apartment complex and the Orlando Grand Plaza Hotel & Suites, which are not subject to long-term leases.

Operator	Number of Properties	Annualized Base Rent[1]	Percent of Revenue
Ski & Mountain Lifestyle
BW Resort	1	$3,713,000	2.6
Booth Creek	3	14,845,000	10.4
Mountain High Associates	1	4,244,000	3.0
Boyne USA	6	20,698,000	14.4

	11	$43,500,000	30.4
Golf
Billy Casper Golf	1	997,000	0.7
EAGLE Golf	43	37,512,000	26.0
Heritage Golf	4	8,577,000	6.0
I.R.I. Golf	1	1,162,000	0.8
Traditional	3	2,386,000	1.7

	52	$50,634,000	35.2
Attractions
Boyne USA	1	2,179,000	1.5
HFE Horizon	2	1,530,000	1.1
Magic Springs Development	1	2,582,000	1.8
PARC Management	7	29,018,000	20.1
Trancas	11	3,255,000	2.3

	22	$38,564,000	26.8
Additional Lifestyle Properties
Marinas International	11	10,353,000	7.2
Route 66 Real Estate	1	559,000	0.4

	12	$10,912,000	7.6

Total	97	$143,610,000	100

FOOTNOTE:

[1]	These figures do not include percentage rent and GAAP straight-lining adjustments and therefore will be different than the revenues reported for these properties.

Golf Courses

The following replaces the first sentence in the first paragraph under the “Business – Real Estate Investment Portfolio – Golf Courses – Golf Course Industry Overview” section on page 63 of the prospectus:

According to the 2007 National Golf Foundation’s first quarter report, there were a total of 15,990 courses in the U.S.

The following information supplements the chart in the “Business – Real Estate Investment Portfolio – Golf Courses – Properties Operated by EAGLE Golf” section beginning on page 63 of the prospectus:

	Property Description	Date Acquired	Purchase Price	Federal Income Tax Basis of Depreciable Portion of Property
David L. Baker Golf Course Fountain Valley, California	18-hole public course	4/17/08	$9,492	$9,492

Las Vegas Golf Club Las Vegas, Nevada	18-hole public course	4/17/08	$10,951	$10,951

Meadowlark Golf Course Huntington Beach, California	18-hole public course	4/17/08	$16,945	$16,945

The following subsection is added to the “Business – Real Estate Investment Portfolio – Golf Courses” section beginning on page 63 of the prospectus:

Properties Operated by Traditional Golf. Traditional Golf Properties, LLC, owner and operator of private and public golf courses in Virginia and Connecticut, which was founded in 2000 and originally named Coastal Clubs Inc., currently operates three of our golf courses. Prior to our acquisition of these properties, none of Traditional Golf, or any of its subsidiaries or affiliates, was related to us, affiliated with us or a partner in our business.

We have leased the properties to Traditional Golf for an initial term of 20-years with six five-year renewal options.

	Property Description	Date Acquired	Purchase Price	Federal Income Tax Basis of Depreciable Portion of Property
The Tradition Golf Club at Broad Bay Virginia Beach, Virginia	18-hole private course	3/26/08	$9,229	$7,551

The Tradition Golf Club at Kiskiack Williamsburg, Virginia	18-hole public course	3/26/08	$6,987	$5,412

The Tradition Golf Club at The Crossings Glen Allen (Richmond), Virginia	18-hole public course	3/26/08	$10,084	$7,157

Attractions

The following replaces the last two sentences in the paragraph beginning under the “Business – Real Estate Investment Portfolio – Attractions – Amusement Parks Industry Overview” section beginning on page 67 of the prospectus:

According to a 2007 report by PricewaterhouseCoopers, LLP and Wilkofsky Gruen Associates, overall spending will increase from $12.0 billion in 2007 (up 6.7% from 11.5 billion in 2006) to $14.0 billion in 2011, growing at a compound annual rate of 3.9%. Attendance is projected to increase from 341 million in 2007 (up 2.3% from 335 million in 2006) to 367 million in 2011, a 1.8 % compound annual growth rate.

The following replaces the third paragraph under the “Business – Real Estate Investment Portfolio – Attractions – Properties Operated by PARC” section on page 70 of the prospectus:

We have entered into leases with PARC Management for the Parks with the initial terms ending December 2029 and three ten-year renewal options, except for Darien Lake which has two ten-year renewal options and one four-year renewal option.

Additional Lifestyle Properties

The following information supplements the chart under the “Business – Real Estate Investment Portfolio – Additional Lifestyle Properties – Properties Operated by Marinas International” section beginning on page 72 of the prospectus:

	Property Description	Date Acquired	Purchase Price	Federal Income Tax Basis of Depreciable Portion of Property
Brady Mountain Resort & Marina Royal (Hot Springs), Arkansas	585 wet slips; 55 dry storage units	4/10/08	$14,140	$14,140

The following section is added to the end of the “Business – Real Estate Investment Portfolio” section on page 74 of the prospectus:

Property Held for Development

On February 28, 2006 we made a $16.8 loan to Plaza Partners, LLC, which loan was used to purchase the Orlando Grand Plaza Hotel & Suites for conversion to a condominium hotel. On February 28, 2007, the loan matured and the borrower was unable to repay the loan. On June 15, 2007, we filed a complaint to foreclose on the collateral of the loan, and on May 28, 2008, we took possession of the property. . The 399-room hotel is located in Orlando, Florida, on International Drive, within eight miles of Walt Disney World. The property is currently closed while we finalize plans for redevelopment. The reopening or redevelopment of the property will likely require a significant amount of capital improvements.

Loan Portfolio

The following table summarizes our loan portfolio as of March 31, 2008:

Borrower and Description of Property	Date of Loan Agreement	Maturity Date	Interest Rate	Loan Principal Amount	Accrued Interest
Plaza Partners, LLC (condominium conversion)(1)	2/28/2006	2/28/2007	19.0%	$16,800	$1,727
Shorefox Development, LLC (lifestyle community development)(2)	3/13/2006	3/10/2009	13.50%	40,000	2,384
Marinas International, Inc. (four marinas)	12/22/2006	12/22/2021	10.25%	39,151	918
Booth Creek Resort Properties LLC (two ski properties & one parcel of land)	1/18/2007	1/19/2010	15.0%	12,000	956

Total				107,951	$5,985

Accrued interest				5,985
Acquisition fees, net				2,418
Loan origination fees, net				(197)

Total carrying amount				$116,157

FOOTNOTES:

(1)	Pursuant to the loan agreement dated February 28, 2006, the loan had an annual fixed interest rate of 15.0% with monthly interest payments of 8.75% and the remaining 6.25% becoming due and payable upon the loan’s maturity. Following discussions with the borrower, the Company amended the loan agreement, extending certain deadlines until December 31, 2006. On January 1, 2007, the borrower failed to meet certain deadlines and the interest rate was raised to 19.0%, retroactively to inception of the loan, with the monthly interest payments remaining the same. The borrower remained current on its loan payments up until the maturity date, however, on February 28, 2007, the loan matured and the borrower was unable to repay the loan. The Company deemed the loan impaired and ceased its recording of interest upon the loan’s maturity. On June 15, 2007, the Company filed a complaint to foreclose on the collateral of the loan. The Company believes that the underlying value of the collateral exceeds the full principal amount of the loan and all accrued interest. As a result, a valuation allowance has not been established for this loan.

(2)

Pursuant to the loan agreement, the Company agreed to provide financing of up to $40.0 million in connection with the development of the infrastructure of an Orvis®-branded lifestyle community in Granby, Colorado. The loan matures on March 10, 2009 and requires interest payments based on an annual interest rate of 9.5% paid monthly with the remaining 4.0% becoming due and payable upon the loan’s maturity. The loan is collateralized by a first mortgage on the majority of the Granby property. In January 2008, the borrower advised the Company that it was having financial difficulties and would no longer be able to fund debt service on the loan. The loan was deemed impaired and the Company ceased recording interest on the loan. On April 2, 2008, the Company filed a complaint to foreclose on the collateral of the loan. The Company believes that the value of the underlying collateral exceeds the balance of principal as well as accrued and deferred interest and, therefore, has not established an allowance for loan losses for this loan.

The following paragraph updates the table above and the “Business – Loan Portfolio – Plaza Partners, LLC” section on page 84 of the prospectus:

On February 28, 2006 we made a $16.8 loan to Plaza Partners, LLC, which was used to purchase the 399-Orlando Grand Hotel & Suite for conversion to a condominium hotel. On February 28, 2007, the loan matured and the borrower was unable to repay the loan. On June 15, 2007, we filed a complaint to foreclose on the collateral of the loan. On May 28, 2006, pursuant to a settlement agreement with the borrower, we paid $587,500 in cash and forgave loan principal and accrued interest of $18.5 million in exchange for title to the property.

The following description is added to the “Business – Financing and Borrowings” section beginning on page 85 of the prospectus:

Traditional Golf Financing. We assumed a loan from The Tradition Golf Club at Broad Bay LLC on the Tradition Golf Broad Bay property as part of the consideration for our acquisition of three golf properties from Traditional Golf on March 26, 2008. The loan had an outstanding balance of approximately $5.9 million as of March 26, 2008, is amortized over 25 years and matures on March 1, 2016. The loan bears interest at a fixed rate of 7.28% and requires monthly payments of principal and interest. Prepayment is not allowed on the loan. The loan was originated by GMAC Commercial Mortgage Bank.

The following sentence replaces the last sentence in the last paragraph under the “Business – Financings and Borrowings – Intrawest Financing” section beginning on page 86 of the prospectus:

The loans bear interest at a fixed rate of 5.75%, require the subsidiaries of our unconsolidated partnership with Intrawest Corporation to make monthly principal and interest payments in the aggregate amount of $289,389 (based on a 25-year amortization), mature on June 1, 2015, and may not be prepaid except with payment of a premium. The balance due upon maturity assuming no prepayment of principal will be approximately $35.0 million.

The following replaces the fifth sentence in the third paragraph under the “Business – Financings and Borrowings – DMC Financing” section on page 87 of the prospectus:

The balance due upon maturity of the $143 million loan, assuming no prepayment of principal, will be approximately $116.7 million.

The following supplements the third paragraph under the “Business – Financings and Borrowings – DMC Financing” section on page 87 of the prospectus:

The balance due upon maturity of the $16.3 million loan, assuming no prepayment of principal, will be approximately $12.5 million.

The following replaces the first sentence in the fourth paragraph under the “Business – Financings and Borrowings – Bretton Woods Financing” section on page 88 of the prospectus:

On May 1, 2007, Colonial Bank, N.A. agreed to extend the maturity of a $20.0 million revolving line of credit from May 1, 2007 to August 1, 2007.

The following sentence replaces the second sentence in the “Business – Financings and Borrowings – Ski Financing” section on page 90 of the prospectus:

The loan is collateralized by a mortgage or deed of trust on each one of the following ski resort properties for the approximate amount indicated: the Northstar-at-Tahoe™ Resort for $41.5 million, the Summit-at-Snoqualmie Resort for $18.0 million, the Sierra-at-Tahoe® Resort for $20.9 million, the Loon® Mountain Resort for $17.1 million and the Brighton Ski Resort for $14.0 million.

SELECTED FINANCIAL DATA

The following selected financial data for CNL Lifestyle Properties should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (in thousands except per share data):

	Quarter Ended March 31,		Year Ended December 31,
	2008	2007(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)
Operating Data:
Revenues	$49,246	$24,027	$141,183	$22,256	$227	$—	$—
Operating income (loss)	16,089	6,985	35,409	1,478	(4,984)	(1,280)	—
Net income (loss)	11,681	8,562	35,525	19,385	6,583	(683)	—
Net income (loss) per share	0.06	0.07	0.22	0.31	0.33	(0.17)	—
Weighted average number of shares outstanding (basic and diluted)	196,354	124,237	159,807	62,461	19,796	4,076	20
Cash distributions declared and paid (2)	29,911	18,259	94,067	33,726	10,096	1,173	—
Cash distributions declared and paid per share	0.15	0.15	0.60	0.56	0.54	0.26	—
Cash provided by (used in) operating activities	35,922	13,985	117,212	45,293	4,616	755	(199)
Cash used in investing activities	50,894	249,984	1,221,387	562,480	199,063	41,781	—
Cash provided by financing activities	213,670	267,919	842,894	721,293	251,542	77,735	200

	Quarter Ended March 31,		Year Ended December 31,
	2008	2007(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)
Balance Sheet Data:
Real estate investment properties	$1,632,341	$674,610	$1,603,061	$464,892	$20,953	$—	$—
Investment in unconsolidated entities	167,167	177,042	169,350	178,672	212,025	41,913	—
Mortgages and other notes receivable	116,157	119,431	116,086	106,356	3,171	—	—
Cash	231,118	328,334	35,078	296,163	93,804	36,710	1
Total assets	2,272,696	1,385,315	2,042,210	1,103,699	336,795	85,956	1,312
Long-term debt obligations	500,251	205,877	355,620	69,996	—	—	—
Total liabilities	572,354	248,996	424,896	104,505	12,163	11,004	1,112
Rescindable common stock	—	—	21,688	—	—	—	—
Stockholders’ equity	1,700,342	1,108,321	1,617,314	977,506	324,632	74,952	200
Other Data:
Funds from operations (“FFO”) (3)	38,228	22,630	$118,378	40,037	14,170	(579)	—
FFO per share	0.19	0.18	0.74	0.64	0.72	(0.14)	—
Properties owned directly at the end of period	94	48	90	42	1	—	—
Properties owned by unconsolidated entities at end of the period	10	10	10	10	10	7	—
Investments in mortgages and other notes receivable at the end of the period	9	10	9	7	1	—	—

FOOTNOTES:

(1)	The selected financial data for 2003 covers the period August 11, 2003 (our date of inception) through December 31, 2003. Operations commenced on June 23, 2004 when we received minimum offering proceeds of $2.5 million and funds were released from escrow. We completed our first investment in December 2004. The historical results of operations are not necessarily indicative of future performance due to our limited operating history and our rate of growth attributable to the significant increase in proceeds raised through our offerings as well as the number and magnitude of real estate acquisitions made in the recent periods.

(2)	Cash distributions are declared by the board of directors and generally are based on various factors, including expected and actual net cash from operations and our general financial condition, among others. Approximately 50.7%, 78.2%, 58.0%, 71.9%, 51.9%, 24.0% and 0.0% of the distributions received by stockholders were considered to be ordinary income and approximately 49.3%, 21.9%, 42.0%, 28.1%, 48.1%, 76.0% and 0.0% were considered a return of capital for federal income tax purposes for the quarter ended March 31, 2008 and 2007 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively. We have not treated such amounts as a return of capital for purposes of calculating the stockholders’ return on their invested capital, as described in our advisory agreement.

(3)	We consider funds from operations (“FFO”) to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) and as used herein, means net income determined in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. We believe that by excluding the effect of depreciation and amortization, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income); (ii) is not necessarily indicative of cash flow available to fund cash needs; and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with our net income as reported in the accompanying condensed consolidated financial statements and notes thereto.

Reconciliation of net income (loss) to FFO for the quarters ended March 31, 2008 and 2007 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 (in thousands except per share data):

	Quarter Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Net income (loss)	$11,681	$8,562	$35,525	$19,385	$6,583	$(683)	$—
Adjustments:
Depreciation and amortization	23,043	10,071	64,883	8,489	17	—	—
Net effect of FFO adjustment from unconsolidated entities (*)	3,504	3,997	17,970	12,163	7,570	104	—

Total funds from operations	$38,228	$22,630	$118,378	$40,037	$14,170	$(579)	$—

Weighted average number of shares of common stock outstanding (basic and diluted)	196,354	124,237	159,807	62,461	19,796	4,076	20

FFO per share (basic and diluted)	$0.19	$0.18	$0.74	$0.64	$0.72	$(0.14)	$—

FOOTNOTES:

(*)	This number represents our share of the FFO adjustments allowable under the NAREIT definition (primarily depreciation) multiplied by the percentage of income or loss recognized under the HLBV method of accounting.

Funds from operations increased to $0.19 per share for the quarter ended March 31, 2008, as compared to $0.18 per share for the same quarter in 2007 principally due to the increase in rental revenue from properties that were newly acquired during the remainder of 2007 and contributed a full quarter of revenue in 2008. This overall increase was slightly offset with a decrease in net FFO recognized from our unconsolidated ventures.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following tables update the corresponding tables which begin on page 127 of the prospectus:

For the three months ended March 31, 2008 and the year ended December 31, 2007, we incurred the following fees (in thousands):

	March 31, 2008	December 31, 2007
Selling commissions	$6,770	$49,921
Marketing support fee & due diligence expense reimbursements	2,902	21,418

Total	$9,672	$71,339

For the three months ended March 31, 2008 and the year ended December 31, 2007, our Advisor earned fees and incurred reimbursable expenses as follows (in thousands):

	March 31, 2008	December 31, 2007
Acquisition fees: (1)
Acquisition fees from offering proceeds	$3,157	$22,652
Acquisition fees from debt proceeds	4,378	8,567

Total	7,535	31,219

Asset management fees: (2)	5,213	14,804

Reimbursable expenses:
Offering costs	823	6,371
Acquisition costs	142	364
Operating expenses (3)	647	2,488

Total	1,612	9,223

Total fees earned and reimbursable expenses	$14,360	$55,246

FOOTNOTES:

(1)	Acquisition fees are paid for services in connection with the selection, purchase, development or construction of real property, generally equal to 3.0% of gross offering proceeds, and 3.0% of loan proceeds for services in connection with the incurrence of debt.

(2)	Asset management fees are equal to 0.08334% per month of the Company’s “real estate asset value,” as defined in the Company’s prospectus, and the outstanding principal amount of any mortgage loan as of the end of the preceding month.

(3)	The Advisor and its affiliates are entitled to reimbursement of certain expenses incurred on behalf of the Company in connection with the Company’s organization, offering, acquisitions, and operating activities. Pursuant to the advisory agreement, the Company will not reimburse the Advisor any amount by which total operating expenses paid or incurred by the Company exceed the greater of 2% of average invested assets or 25% of net income (the “Expense Cap”) in any expense year, as defined in the advisory agreement. For the three months ended March 31, 2008 and the year ended December 31, 2007, operating expenses did not exceed the expense cap.

DISTRIBUTION POLICY

The following information updates “Distribution Policy” on page 134 of the prospectus:

2008 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$29,911	—	—	—	$29,911
Distributions per share	0.1538	—	—	—	0.1538

2007 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$18,258	$21,890	$26,144	$27,775	$94,067
Distributions per share	0.1500	0.1500	0.1500	0.1500	0.6000

Our net operating income for the quarter ended March 31, 2008 and the year ended December 31, 2007 was $16.1 million and $35.4 million, respectively. For the quarter ended March 31, 2008, we declared and paid distributions of approximately $29.9 million ($0.1538 per share). We paid all distributions from cash flows from operating activities.

Our board of directors previously declared a distribution of $0.05125 per share to stockholders of record on April 1, 2008, May 1, 2008 and June 1, 2008, which distributions were paid by June 30, 2008. Cash distributions treated as a return of capital on a GAAP basis, for purposes of this disclosure, represent the amount of cash distributions in excess of net earnings on a GAAP basis, including deductions for depreciation expense. Historically, the board of directors has declared distributions based on various factors, including cash flows from operations, rather than net earnings on a GAAP basis. No assurance can be made that distributions will be sustained at current levels.

PLAN OF DISTRIBUTION

Procedure Upon Liquidation

The following paragraph replaces the “Plan of Distribution – Procedure Upon Liquidation” section on page 159 of the prospectus:

Any distributions that can be considered a return of capital, special distribution or sales (any large cash outlay) for non-qualified plans or all distributions upon any final liquidation event, will be forwarded to a stockholder’s address of record unless directed elsewhere via written instruction from the stockholder or stockholder’s authorized broker.

Indemnification of Managing Dealer

The following language is added as the second sentence in the “Plan of Distribution – Indemnification of Managing Dealer” section beginning on page 159 of the prospectus:

Pursuant to a selected dealer agreement with Ameriprise Financial Services, Inc. (the “Selected Dealer”), we have agreed, along with our Managing Dealer, to indemnify the Selected Dealer against certain liabilities, including liabilities under the Securities Act and liabilities resulting from our breach of the Selected Dealer Agreement, or to contribute to payments that the Selected Dealer may be required to make in respect thereof. In connection with the Selected Dealer Agreement, we have agreed with our Managing Dealer that, as between us and the Managing Dealer, Article 8 of the Managing Dealer Agreement shall govern all indemnity and contribution matters and shall supersede and replace the provisions of the Selected Dealer Agreement applicable to potential indemnity and contribution claims between us and the Managing Dealer. The Commission and some state securities commissions take the position that indemnification under the Securities Act is against public policy and unenforceable.

Other Compensation

The following paragraphs replace the “Plan of Distribution – Other Compensation” section on page 161 of the prospectus:

In connection with the sale of shares, certain associated persons of our Managing Dealer may perform wholesaling functions for which they will receive compensation in an aggregate amount not to exceed 0.9% of Gross Proceeds, which shall be paid by our Managing Dealer out of its own resources (including any selling commissions or marketing support fees received by it in connection with the sale of shares of our common stock).

In addition, we and, to a lesser extent, our affiliates will pay CNL Capital Markets Corp., our Managing Dealer and their associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses. Amounts paid by us to our Managing Dealer may be paid by our Managing Dealer to any participating brokers. We may also reimburse the participating brokers for certain expenses incurred in connection with the offering. Expenses that we may pay to participating brokers, or those expenses our Managing Dealer reallows to participating brokers, include reimbursements for costs and expenses related to investor and broker/dealer sales and training meetings, broker/dealer bona fide training and education meetings for such meetings conducted by us, our Managing Dealer or participating brokers and including costs of technology associated with the offering and other costs and expenses related to such technology costs. All such expenses are capped at 3.0% of Gross Proceeds.

Underwriting compensation consists of all cash and non-cash compensation paid in connection with the sale of our shares and includes selling commissions, marketing support fees, wholesaling compensation and expense reimbursements, expenses relating to bona fide training and education meetings, sales seminars and sales incentives. The total amount of underwriting compensation paid in connection with the offering will not exceed 10% of Gross Proceeds plus an additional 0.5% of Gross Proceeds for reimbursement of bona fide due diligence expenses.

Purchase Net of Selling Commissions and Marketing Support Fee

The following paragraph replaces the third bullet under “Plan of Distribution – Purchase Net of Selling Commissions and Marketing Support Fee” section on page 161 of the prospectus:

•

clients of an investment adviser registered under the Investment Advisers Act of 1940, as amended, or under applicable state securities laws (other than any registered investment advisor that is also registered as a broker-dealer, with the exception of clients who have “wrap” accounts which have asset-based fees with such dually registered investment adviser/broker-dealer); or

Volume Discounts

The last paragraph is deleted in its entirety in the “Plan of Distribution – Volume Discounts” section on page 162 of the prospectus.

Sales Incentives

The following replaces the third and fourth sentences in the “Plan of Distribution – Sales Incentives” section on page 163 of the prospectus:

Sales incentive programs offered to participating brokers must first be submitted for review by FINRA and comply with FINRA Rule 2710 or 2810, as applicable. Sales incentive programs offered to registered representatives of our Managing Dealer must comply with Rule 2710 or 2810, as applicable, but are not required to be submitted to FINRA.

Subscription Procedures

The following is added to the end of the first paragraph in the “Plan of Distribution – Subscription Procedures” section on page 163 of the prospectus:

Subscribers who wish to purchase shares in this offering at regular intervals may be able to do so through their participating broker by completing the appropriate portion of the subscription agreement or by completing a dividend reinvestment authorization form. Within 30 days after the end of each fiscal quarter, the administrator of the dividend reinvestment plan will mail to each participant a statement of account describing, as to such participant:

•	the distributions received during the quarter;

•	the number of shares purchased during the quarter;

•	the per share purchase price for such shares; and

•	the total administrative charge paid by us on behalf of each participant.

See “Summary of Reinvestment Plan.”

INDEX TO FINANCIAL STATEMENTS

CNL Lifestyle Properties, Inc.

Page

Pro Forma Condensed Consolidated Financial Information:

Unaudited Pro Forma Condensed Consolidated Financial Information	S – 16

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2008	S – 17

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2008	S – 18

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2007	S – 19

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	S – 20

Index to Other Financial Statements	S – 24

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The accompanying Unaudited Pro Forma Condensed Consolidated Balance Sheet of CNL Lifestyle Properties, Inc. (the “Company”) is presented as if the acquisitions described in Note (b) had occurred on March 31, 2008.

The accompanying Unaudited Pro Forma Condensed Consolidated Statements of Operations are presented for the three months ended March 31, 2008 and for the year ended December 31, 2007 (the “Pro Forma Periods”), and include certain pro forma adjustments to illustrate the estimated effect of the transactions described in the notes to the pro forma financial statements as if they had occurred on January 1, 2007.

This pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma condensed consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2008

(in thousands, except per share data)

	Historical (a)	Pro Forma Adjustments		Pro Forma
ASSETS
Real estate investment properties under operating leases, net	$1,632,341	$36,517	(b)	$1,668,858
Investment in unconsolidated entities	167,167	—		167,167
Mortgages and other notes receivable	116,157	—		116,157
Prepaid expenses and other assets	61,836	(1,495)	(b)	60,341
Intangibles, net	42,033	2,468	(b)	44,501
Cash	231,118	(36,766)	(c)	194,352
Deposits	7,545	—		7,545
Accounts and other receivables	5,713	—		5,713
Restricted cash	8,786	—		8,786

Total Assets	$2,272,696	$724		$2,273,420

LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgages and other notes payable	$500,251	$—		$500,251
Security deposits	40,447	724	(d)	41,171
Accounts payable and accrued expenses	14,921	—		14,921
Other liabilities	12,669	—		12,669
Due to affiliates	4,066	—		4,066

Total Liabilities	$572,354	$724		$573,078

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par value per share 200 million shares authorized and unissued	—	—		—
Excess shares, $.01 par value per share 120 million shares authorized and unissued	—	—		—
Common stock, $.01 par value per share One billion shares authorized at March 31, 2008 204,144 shares issued and 202,533 shares outstanding	2,025	—		2,025
Capital in excess of par value	1,796,678	—		1,796,678
Accumulated earnings	72,491	—		72,491
Accumulated distributions	(168,973)	—		(168,973)
Accumulated other comprehensive loss	(1,879)	—		(1,879)

	1,700,342	—		1,700,342

Total Liabilities and Stockholders’ Equity	$2,272,696	$724		$2,273,420

See accompanying notes to unaudited pro forma condensed consolidated financial statements

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(in thousands, except per share data)

	Historical (1)	Pro Forma Adjustments		Pro Forma Results
Revenues:
Rental income from operating leases	$47,960	$936	(2)	$49,418
		522	(3)
Interest income on mortgages and other notes receivable	1,286	—		1,286

	49,246	1,458		50,704

Expenses:
Asset management fee to Advisor	5,213	155	(6)	5,368
General and administrative	1,557	—		1,557
Ground lease and permit fees	2,068	522	(3)	2,590
Repairs and maintenance	333	—		333
Other operating expenses	943	—		943
Depreciation and amortization	23,043	566	(7)	23,609

	33,157	1,243		34,400

Operating income	16,089	215		16,304

Other income (expense):
Interest and other income	1,467	(230)	(8)	1,237
Interest expense and loan cost amortization	(7,452)	(546)	(9)	(7,998)
Equity in earnings of unconsolidated entities	1,577	—		1,577

Total other income (expense)	(4,408)	(776)		(5,184)

Net income	$11,681	$(561)		$11,120

Earnings Per Share of Common Stock (Basic and Diluted)	$0.06			$0.06

Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	196,354		(10)	196,354

See accompanying notes to unaudited pro forma condensed consolidated financial statements

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(in thousands, except per share data)

	Historical (1)	Pro Forma Adjustments		Pro Forma Results
Revenues:
Rental income from operating leases	$122,879	$33,386	(2)	$159,715
		3,010	(3)
		440	(4)
Interest income on mortgages and other notes receivable	11,018	40	(5)	11,058
Other operating income	7,286	—		7,286

Total revenues	141,183	36,876		178,059

Expenses:
Asset management fee to Advisor	14,804	4,173	(6)	18,977
General and administrative	9,953	—		9,953
Ground lease and permit fees	5,761	3,010	(3)	8,771
Repairs and maintenance	2,090	—		2,090
Other operating expenses	8,283	—		8,283
Depreciation and amortization	64,883	18,365	(7)	83,248

Total expenses	105,774	25,548		131,322

Operating income	35,409	11,328		46,737

Other income (expense):
Interest and other income	11,135	(10,920)	(8)	215
Interest expense and loan cost amortization	(14,757)	(10,734)	(9)	(25,491)
Equity in earnings of unconsolidated entities	3,738	—		3,738

Total other income (expense)	116	(21,654)		(21,538)

Net income	$35,525	$(10,326)		$25,199

Earnings Per Share of Common Stock (Basic and Diluted)	$0.22			$0.15

Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	159,807		(10)	165,943

See accompanying notes to unaudited pro forma condensed consolidated financial statements

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Balance Sheet:

(a)	Reflects the Company’s historical balance sheet as of March 31, 2008.

(b)	On October 29, 2007 and November 30, 2007, the Company entered into an asset purchase agreement with affiliates of American Golf Corporation (“AGC”) and Nevada Links, Inc. a company not affiliated with AGC, to acquire a portfolio of 28 U.S. golf courses, consisting of 22 fee properties and six leasehold interests, in 11 states for an aggregate purchase price of approximately $306.6 million. As of March 31, 2008, the Company had acquired 25 golf courses consisting of 22 fee properties and three leasehold interests. On April 17, 2008, the remaining three leasehold interests were acquired for a purchase price of approximately $37.4 million excluding transaction costs. These properties are leased and operated by an existing tenant of the Company under long-term triple-net leases with an initial term of 20 years with four 5-year renewal options except for one leasehold interest which has three 5-year renewal options and one 6-year renewal option. The pro forma adjustment represents the total purchase price of the three acquired leasehold interests of approximately $39.0 million which was allocated between real estate of $36.5 million and intangible assets of $2.5 million, including closing costs of approximately $0.1 million and reclassification of certain acquisition fees from other assets of approximately $1.5 million.

(c)	Represents the reduction in cash in connection with the Company’s acquisition of the properties described in Note (b) above, net of cash deposits from tenants leasing these properties described in Note (d) below.

(d)	Represents the remaining cash security deposit received from the third-party tenants in connection with the Company’s acquisition of the remaining three properties described in Note (b) above.

Unaudited Pro Forma Condensed Consolidated Statements of Operations:

(1)	Represents the Company’s historical operating results for the respective pro forma periods being presented.

(2)	Amount represents the estimated aggregate pro forma rental income and percentage rent adjustments from operating leases as a result of the following significant property acquisitions. The pro forma adjustments include the impact of straight-lining of rents and represent the portion of income in excess of the actual income recognized during the period in which the property was owned, as if the property was owned and leased for the entire period. Percentage rent is generally based on a percentage of gross revenues. The historical revenues of the properties were used to estimate percentage rent for the pro forma periods presented (in thousands).

	Pro Forma Adjustments
Properties	Acquisition Date		Year Ended December 31, 2007	Three Months Ended March 31, 2008
American Golf Portfolio (i)	Various	(ii)	$25,441	$936
Booth Creek Commercial	10/2/2007		1,066	—
The Parks	4/6/2007		6,219	—
Booth Creek Ski	1/19/2007		660	—

Total			$33,386	$936

FOOTNOTE:

(i)	Under the asset purchase agreement with American Golf Corporation, AGC required an additional 14 courses to be included in the portfolio transaction. The Company, in turn, required the tenant to take title to these courses and operate them on their own behalf. The 14 properties were assigned to EAGLE Golf, an existing tenant of the Company, for no value. In accordance with generally accepted accounting principles, the inherent value of these courses are recorded as a lease incentive to the tenant which is amortized against rental income over the life of the leases for these properties. Lease incentives, totaling approximately $16.2 million, represent the value attributable to the golf courses that were transferred to the tenant. Rental income from operating leases has been reduced by $24,361 and $808,656 for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively, due to the amortization of lease incentives into revenue.

(ii)	Between November 30, 2007 and December 17, 2007, the Company acquired 24 golf properties as part of a larger portfolio transaction described in Note (b) above. On March 7, 2008, the Company acquired one additional property, and on April 17, 2008 an additional three properties were acquired, which completed the portfolio transaction.

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Statements of Operations (Continued):

(3)	Represents the estimated pro forma adjustments for ground leases, park use permit and land permit fees paid by the third-party tenants related to the properties. Ground leases, park use permit and land permit fees are generally a percentage of gross revenue exceeding a certain threshold. The historical revenues of the properties were used to estimate ground leases, park use permit and land permit fees for the pro forma periods presented (in thousands).

	Pro Forma Adjustments
Properties	Year Ended December 31, 2007	Three Months Ended March 31, 2008	Description
American Golf Portfolio	$2,089	$522	Six long-term ground leases
Booth Creek Ski	334	—	U.S. Forest Service ski area permit
The Parks	587	—	Two long-term ground leases

Total	$3,010	$522

(4)	FF&E reserve income represents amounts set aside by the tenants and paid to the Company for capital expenditure purposes. The Company has exclusive rights to and ownership of the accounts. Generally, the amounts are based on an agreed upon percentage of the tenants’ gross revenues as defined in the respective leases. The historical revenues of the properties were used to estimate FF&E reserves due under the leases for the pro forma periods presented (in thousands).

	Pro Forma Adjustments
Properties	Year Ended December 31, 2007		Three Months Ended March 31, 2008
American Golf Portfolio	$—	(i)	$—	(i)
Booth Creek Ski & Commercial	30		—
The Parks	410		—

Total	$440		$—

FOOTNOTE:

(i)	No FF&E reserves required during the first two lease years in accordance with the lease agreement.

(5)	In connection with the Booth Creek Ski transaction completed on January 19, 2007, the Company made a $12.0 million loan to Booth Creek Ski Holdings, Inc. The loan requires monthly interest-only payments based on an annual percentage rate of 9.0%. At maturity, the borrower will pay the entire unpaid principal balance and an exit fee equal to the aggregate of monthly interest payments that would have been payable if the interest rate had been 15.0%. The pro forma adjustments include interest income of approximately $47,000 and the amortization of acquisition fees of approximately $7,000 for the year ended December 31, 2007.

(6)	Represents asset management fees associated with owning interests in or making loans in connection with real estate. The assets and loans are managed by the Company’s Advisor for an annual asset management fee of 1% of the Company’s pro-rata share of the “Real Estate Asset Value” as defined in the Company’s Prospectus

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Statements of Operations (Continued):

(7)	Depreciation and amortization is computed using the straight-line method of accounting over the estimated useful lives of the related assets or the related lease terms, if shorter. The pro forma adjustments represent the estimated additional expenses as if the assets had been owned during the entire pro forma periods presented net of any actual depreciation or amortization on those assets as recognized in the Company’s historical results of operations (in thousands).

Properties	Assets	Purchase Price	Estimated Useful Life	Pro Forma Adjustments
				Year Ended December 31, 2007	Three Months Ended March 31, 2008
American Golf Portfolio	Land	$65,431	n/a	$—	$—
	Land improvements	125,434	15 years	7,633	337
	Leasehold interests	28,374	32 years	876	31
	Buildings	72,139	36 years	1,785	133
	FF&E	13,725	5 years	2,240	25
	Intangible - in place leases	6,798	20 years	307	40

	Total	$311,901		$12,841	$566

Booth Creek Ski & Commercial	Land	$37,105	n/a	$—	$—
	Land improvements	60,743	15 years	439	—
	Permit rights	1,932	40 years	4	—
	Buildings	48,573	39 years	525	—
	Ski lifts	16,154	20 years	42	—
	FF&E	37,277	5 years	517	—
	Intangible - in place lease	4,016	20 years	23	—

	Total	$205,800		$1,550	$—

The Parks	Land	$102,098	n/a	$—	$—
	Land improvements	52,696	15 years	403	—
	Leasehold interests	6,587	57 years	—	—
	Buildings	59,282	39 years	509	—
	FF&E	36,228	5 years	1,674	—
	Ride equipment	65,869	25 years	1,293	—
	Intangible - in place leases	6,587	22 years	95	—

	Total	$329,347		$3,974	$—

	Total – All Properties			$18,365	$566

The above purchase price allocations, in some instances, are preliminary. The final allocations of purchase price may include other identifiable assets which may have varying estimated lives and could impact the amount of future depreciation or amortization expense.

CNL LIFESTYLE PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Statements of Operations (Continued):

(8)	Reflects a reduction in interest income due to the decrease in the amount of cash available to invest in interest bearing accounts assuming all of the acquisitions had occurred on January 1, 2007.

(9)	Represents the estimated pro forma adjustments for interest expense in excess of actual recognized during the period in which financing was obtained in connection with the Company’s acquisitions (in thousands).

Description	Principal Balance	Fixed Interest Rate	Pro Forma Adjustments
			Year Ended December 31, 2007	Three Months Ended March 31, 2008
Third-party golf financing	$140,000	6.09%	$8,526	$546
Seller Financing - Parks transaction	22,000	8.75%	502	—
Third-party ski financing	111,500	6.11%	1,706	—

Total	$273,500		$10,734	$546

(10)	Historical earnings per share were calculated based upon the actual weighted average number of shares of common stock outstanding during the respective pro forma periods presented. The pro forma earnings per share were calculated assuming that proceeds from the sale of shares were sufficient to fund the acquisitions as if they occurred on January 1, 2007 outside of debt and security deposit described in Note (d) above and that those shares of common stock were outstanding for the entire pro forma periods presented.

INDEX TO OTHER FINANCIAL STATEMENTS

The following financial information is filed as part of the Prospectus Supplement as a result of the Company’s completed acquisition of the three leasehold interests from American Golf Corporation. For information regarding this investment and the leases into which the Company has entered, see the “Business – Real Estate Portfolio – Our Golf Operators and Properties – Properties Operated by EAGLE Golf” in the prospectus.

Page
Selected American Golf and National Golf Properties

Unaudited Combined Financial Statements as of March 31, 2008 and December 31, 2007 and for the Three months ended March 31, 2008 and 2007

Combined Balance Sheets	S – 26

Combined Statements of Operations	S – 28

Combined Statements of Cash Flows	S – 29

Notes to Combined Financial Statements	S – 31

Selected American Golf and National Golf Properties

Combined Financial Statements as of March 31, 2008 (unaudited) and December 31, 2007 (unaudited) and for the three months ended March 31, 2008 (unaudited) and 2007 (unaudited).

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED BALANCE SHEETS (UNAUDITED)

(In thousands)

	March 31, 2008	December 31, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$586	$485
Member receivables	68	38
Income tax receivable from parent	17	—
Inventories	75	92
Prepaid expenses and other assets	119	95

Total current assets	865	710
PROPERTY AND EQUIPMENT—Net	7,357	7,175
LEASEHOLD ADVANTAGE, Net of accumulated amortization of $3,665 and $3,487 as of March 31, 2008 and December 31, 2007, respectively	15,159	15,337
RESTRICTED CASH	38	44
DEPOSITS, LICENSES AND OTHER ASSETS	157	206
GOODWILL	948	948

TOTAL	$24,524	$24,420

The accompanying notes are an integral part of these combined financial statements		(Continued	)

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED BALANCE SHEETS (UNAUDITED)

(In thousands)

	March 31, 2008	December 31, 2007
LIABILITIES AND OWNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$89	$79
Accrued expenses	518	696
Other liabilities	368	323
Income tax payable to parent	—	640
Other deferred revenue	7	14

Total current liabilities	982	1,752
NOTES PAYABLE	12,601	12,674
DEFERRED INCOME TAXES	1,058	1,058
OTHER LONG-TERM LIABILITIES	442	398

Total liabilities	15,083	15,882

MINORITY INTEREST	1,063	930

COMMITMENTS AND CONTINGENCIES	—	—
OWNERS’ EQUITY	8,378	7,608

TOTAL LIABILITIES AND OWNERS’ EQUITY	$24,524	$24,420

The accompanying notes are an integral part of these combined financial statements		(Concluded	)

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands)

	For the three months ended,
	March 31, 2008	March 31, 2007
REVENUES:
Green fees	$1,045	$1,171
Cart rentals	323	362
Food and beverage sales	455	447
Merchandise sales	85	92
Other revenue	254	323

Total revenues	2,162	2,395

COSTS AND EXPENSES:
Payroll and related expenses	713	715
Cost of food and beverage sold	108	119
Cost of merchandise sold	101	62
General and administrative	264	261
Repairs and maintenance	72	47
Other operating expenses	239	248
Rents	452	487
Depreciation and amortization	209	219

Total costs and expenses	2,158	2,158
OPERATING INCOME	4	237
OTHER INCOME (EXPENSE):
Interest income	3	6
Interest expense	(231)	(384)

Total other expense	(228)	(378)
LOSS BEFORE MINORITY INTEREST	(224)	(141)
MINORITY INTEREST	(70)	(77)
INCOME TAXES (Note 1)	17	(64)

NET LOSS	$(277)	$(282)

The accompanying notes are an integral part of these combined financial statements

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	For the three months ended,
	March 31, 2008	March 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(277)	$(282)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	209	219
Amortization of intangibles	178	178
Amortization of deferred financing costs	—	45
Loss on interest rate cap agreements	—	23
Deferred rent	18	18
Minority interest	70	77
Increase (decrease) from changes in:
Member receivables	(30)	7
Inventories	17	(4)
Prepaid expenses and other assets	(24)	33
Deposits, licenses and other assets	49	1
Accounts payable	10	(215)
Accrued expenses	(49)	(4)
Other liabilities	71	85
Income taxes payable to parent	(657)	(741)
Other deferred revenue	(7)	—

Net cash used in operating activities	(422)	(560)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(391)	(36)
Decrease (increase) in restricted cash	6	(2)

Net cash used in investing activities	(385)	(38)

(Continued)

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	For the three months ended,
	March 31, 2008	March 31, 2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable	$(73)	$—
Net contributions from owners	1,047	621
Distributions to minority interests	(66)	(83)

Net cash provided by financing activities	908	538

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	101	(60)
CASH AND CASH EQUIVALENTS—Beginning of period	485	498

CASH AND CASH EQUIVALENTS—End of period	$586	$438

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$248	$380

The accompanying notes are an integral part of these combined financial statements		(Concluded )

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION AND BASIS OF PRESENTATION

AGC LLC Holding, a Delaware limited liability company (“AGC”) was formed in 1973 for the purpose of operating public and private golf and tennis facilities on leased premises. National Golf Properties LLC, a Delaware limited liability company (“NGP”) owns golf courses located throughout the United States. On February 6, 2003, both AGC and NGP were acquired by an investor group comprised primarily of Goldman Sachs’ GS Capital Partners 2000, L.P., Goldman Sachs’ Whitehall Street Global Real Estate Limited Partnership 2001 and Starwood Capital Group’s SOF-VI U.S. Holdings, LLC. As a result of this transaction, assets and liabilities of both AGC and NGP were recorded at their fair market value. Since AGC and NGP are under common ownership, the accompanying financial statements have been presented on a combined basis.

On October 29, 2007 AGC and NGP announced that they had agreed to sell 28 owned and leased golf courses (including its 50% interest in the Las Vegas Joint Venture). As of March 31, 2008 the sale of three (3) of these properties (the “Selected Portfolio”) had not closed. The sale of these remaining properties was completed in April 2008. The Selected Portfolio is as follows:

Property	Location
David L. Baker Memorial Golf Center *	California
Meadowlark Golf Course *	California
Las Vegas Golf Club* ^	Nevada

*	Leased golf course properties

^	50% Ownership of Las Vegas Joint Venture

The accompanying combined financial statements have been presented on a carve-out basis with the assets, liabilities, results of operations and cash flows of the Selected Portfolio combined from different legal entities, all of which are indirect wholly-owned subsidiaries of AGC and NGP (except for the 50% interest in the Las Vegas Joint Venture whose operations are consolidated in the financial statements due to exercise of control). The combined financial statements include allocations from AGC and NGP of certain overhead costs (see note 4). The allocation of debt, related costs and interest to the Selected Portfolio was calculated as its proportionate share of the total AGC and NGP debt which is secured by the Selected Portfolio, based on the specific amounts set forth in the loan documents. Goodwill originated from the transaction dated February 6, 2003 and was recorded at each course based on the allocated purchase price. Transactions between the entities being combined have been eliminated upon combination. Management believes that the assumptions and estimates used in preparation of the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect the Selected Portfolio’s results of operations, financial position or cash flows in the future, or what its results of operations, financial position or cash flows would have been if the Selected Portfolio had been a stand-alone company during the periods presented. Because of the nature of these combined financial statements, AGC and NGP’s net investment in the Selected Portfolio is shown as “Owners’ Equity.” Other transactions with AGC and NGP and related parties are presented in note 4.

The accompanying combined financial statements as of March 31, 2008 and December 31, 2007 and for the three months ended March 31, 2008 and 2007 are unaudited, but include all adjustments (which are normal and recurring), that are, in the opinion of management, necessary to present a fair presentation of the financial results as of March 31, 2008, December 31, 2007 and for the three months ended March 31, 2008 and 2007. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted. It is suggested that these financial statements be read in conjunction with the Selected American Golf and National Golf Properties Portfolio of Four Properties (See Note 6) December 31, 2007 financial statements and notes thereto, which include these three properties.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. These estimates include the allocation of costs and the assessment of the collectibility of accounts receivable, use and recoverability of inventories, useful lives for amortization periods, and recoverability of goodwill, among others. Actual results could differ from those estimates.

Inventories—Inventories are stated at the lower of cost (using the first-in, first-out method) or market. Inventories consist primarily of food, beverage, golf and tennis equipment and clothing and accessories.

Revenue Recognition—Revenue from green fees, cart rentals, food and beverage sales, merchandise sales and other income (consisting primarily of range income, banquets, and club and other rental income) are generally recognized at the time of sale.

Goodwill and Other Intangible Assets—Goodwill and identifiable intangibles which consists of leasehold advantages and liquor licenses (more fully described below), recorded in connection with the purchase discussed in Note 1, are accounted for in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets.

Leasehold Advantage—is amortized on a straight line basis over the life of the leases, which range from 22 – 33 years. A leasehold advantage exists when the Selected Portfolio pays a contracted rent that is below current market rents. The value of a leasehold advantage is calculated based on the differential between market and contracted rent, which is tax effected and discounted to present value based on an after-tax discount rate corresponding to each golf course. At March 31, 2008, the following is the expected amortization expense related to leasehold advantage (in thousands):

Year Ending December 31,	Leasehold Advantage
2008	$534
2009	712
2010	712
2011	712
2012	712
Thereafter	11,777

$15,159

Liquor Licenses—The Selected Portfolio has transferable liquor licenses that have indefinite lives and are not amortized. The value assigned to each liquor license is based on the type of license (i.e., full liquor, beer and wine or beer only license), the state, city or county the license is in, and overall demand for the license.

Property and Equipment—Property and equipment are carried at cost.

Depreciation of property and equipment is computed using the straight-line method over the lesser of the estimated useful life of the asset (3 to 30 years) or the remaining term of the lease. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation and amortization account are relieved, and any gain or loss is included in operations. Expenditures for maintenance and repairs are charged to operations. Significant expenditures which extend the useful life of existing assets are capitalized.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Capitalized Interest—The Selected Portfolio capitalizes interest expense during the period of new construction or upgrade of qualifying assets.

Operating Leases and Other Operating Expenses—Other operating expenses consist primarily of equipment leases, utilities, seed, soil and fertilizer. The three leased golf course properties and related facilities in the Selected Portfolio are under long-term operating leases. In addition to minimum payments, certain leases require payment of the excess of various percentages of gross revenue or net operating income over the minimum rental payments. The leases generally require these properties to pay taxes assessed against the leased property and the cost of insurance and maintenance. The majority of lease terms range from 10 to 20 years, and typically, the leases contain renewal options. Certain leases include minimum scheduled increases in rental payments at various times during the term of the lease. These scheduled rent increases are required to be recognized on a straight-line basis over the term of the lease.

Impairment of Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Selected Portfolio regularly reviews long-lived assets other than goodwill and intangibles with indefinite lives (that are to be held and used or are held for sale) for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. For assets to be held and used by the Selected Portfolio, the sum of expected undiscounted future cash flows is calculated and if the sum is less than the carrying value of the asset, the Selected Portfolio recognizes an impairment loss equal to the difference between the estimated fair value and the carrying value.

The Selected Portfolio tests goodwill for impairment in November on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test consists of comparing the fair value for a reporting unit with its carrying amount, including goodwill, and, if the carrying amount of the reporting unit exceeds its fair value, comparing the implied fair value of goodwill with its carrying amount. The Selected Portfolio considers each golf course to be a reporting unit. An impairment loss would be recognized for the carrying amount of goodwill in excess of its implied fair value.

During the three months ended March 31, 2008 and 2007, the Selected Portfolio recorded no impairment losses.

Concentration of Risk—Financial instruments that potentially subject the Selected Portfolio to concentration of credit risk consist primarily of cash and cash equivalents.

The Selected Portfolio has cash in financial institutions, some of which is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000 per institution. At various times throughout the year ended December 31, 2007 and three months ended March 31, 2008, the Selected Portfolio had cash in financial institutions that was in excess of the FDIC insurance limit.

Fair Value of Financial Instruments—In June 2007, the Selected Portfolio purchased an interest rate cap in the amount of $5,900 to protect against an increase in the 30-day LIBOR on a $13.6 million variable rate loan on which the Selected Portfolio exercised the first of three one-year extension options. The interest rate cap is for a term of one year and protects the Selected Portfolio on a specific portion of the loan, which decreases over the term of the interest rate cap, on any increase in the interest rate above 5.637% per annum. SFAS No. 133 requires the Selected Portfolio to record the interest rate cap on the balance sheet at fair value and to record changes in the fair value of the interest rate cap in the statement of operations. As of March 31, 2008 and December 31, 2007, the fair value of the interest rate cap was $0.

Cash and Cash Equivalents—The Selected Portfolio considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash—Restricted cash consists of cash held as collateral to provide credit enhancement for the Selected Portfolio’s obligations related to performance under lease agreements and insurance claims for certain insurance policies.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Income Taxes—AGC, which has subsidiaries that are corporations, accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, which prescribes an asset and liability approach. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable (refundable) for the period and the change during the period in deferred tax assets and liabilities. This approach was used to determine the components of income taxes for the Selected Portfolio based on the specific identification of assets and liabilities.

NGP is a limited liability company, and as such, under current federal and state laws is not generally subject to income taxes; therefore, no provision has been made for such taxes in the accompanying combined financial statements for amounts related to NGP. Income tax for the Selected Portfolio was prepared as if the Selected Portfolio prepared a separate tax return.

Other Deferred Revenue—Other deferred revenue consists of prepaid membership dues, prepaid privileges and prepaid memberships that will be recognized as revenue within the next 12 months.

New Accounting Pronouncements—Effective January 1, 2008, the Selected Portfolio adopted, on a prospective basis, Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”) as amended by FASB Staff Position SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS 157-1”) and FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements. SFAS 157 applies prospectively to all other accounting pronouncements that require or permit fair value measurements. FSP FAS 157-1 amends SFAS 157 to exclude from the scope of SFAS 157 certain leasing transactions accounted for under Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” FSP FAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008.

The adoption of SFAS 157 did not have a material impact on the Selected Portfolio’s combined financial statements. Management is evaluating the impact that SFAS 157 will have on its non-financial assets and non-financial liabilities since the application of SFAS 157 for such items was deferred to January 1, 2009. The Selected Portfolio believes that the impact of these items will not be material to its combined financial statements. Assets and liabilities typically recorded at fair value on a non-recurring basis to which the Selected Portfolio has not yet applied SFAS 157 due to the deferral of SFAS 157 for such items include:

•	Non-financial assets and liabilities initially measured at fair value in an acquisition or business combination

•	Long-lived assets measured at fair value due to an impairment assessment under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

•	Asset retirement obligations initially measured under Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”

In December 2007, the FASB issued SFAS No. 160 “Non-Controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 clarifies that a non-controlling or minority interest in a subsidiary is considered an ownership interest for purposes of the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Selected Portfolio is currently assessing the impact of SFAS No. 160 on its combined financial condition, results of operations and liquidity.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Selected Portfolio is currently assessing the impact of SFAS No. 161 on its combined financial condition, results of operations and liquidity.

3.	COMMITMENTS AND CONTINGENCIES

In addition to minimum rental payments, certain leases require payment of the excess of various percentages of gross revenue or net operating income over the minimum rental payments. The Selected Portfolio is required to maintain bonds under certain third-party agreements, as requested by certain utility providers, and under the rules and regulations of licensing authorities and other governmental agencies. As of March 31, 2008 the Selected Portfolio had approximately $21,000 of bonds outstanding related to the Selected Portfolio.

Litigation—The Selected Portfolio has continuing litigation matters and other contingencies incurred in the ordinary course of business and has recorded liabilities for the payment of these contingencies when such amounts are probable and can be estimated.

On May 29, 2007, AGC entered into a Memorandum of Understanding (MOU) in settlement of a class action suit. The settlement expense totaling $1.7 million was spread equitably across the 63 California courses operated by AGC, of which 3 courses are included in the Selected Portfolio, and the accrued liability at December 31, 2007 was $55,000. Based on the claims submitted and associate fees, AGC was required to pay $1.7 million during the three months ended March 31, 2008.

4.	RELATED PARTY TRANSACTIONS

The Selected Portfolio is wholly owned by AGC and reflects transactions with AGC for, among other things, the daily transfer of cash collections, daily cash funding to be used in operations and allocations of corporate expenses. For purposes of these combined financial statements, the net amount due to/from AGC has been classified as “Owners’ Equity.” The NGP debt is collateralized by properties not owned by NGP but leased by AGC.

AGC and NGP have allocated to the Selected Portfolio certain overhead costs, which include general and administrative services (including legal, human resources, financial and technological services) and payroll and related expenses. The combined financial statements reflect expenses which were allocated based on specific identification of costs and relative share of revenue or certain types of costs. Management believes that the methodologies used to allocate such overhead expenses for the services described above are reasonable. However, the Selected Portfolio’s expenses as a stand-alone company may be different from those reflected in the combined statement of operations.

Payroll and related expenses are comprised of the following for the three months ended March 31, (in thousands):

	2008	2007
Direct costs	$598	$612
Allocated AGC and NGP overhead	115	103

Total	$713	$715

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

General and administrative expenses are comprised of the following for the three months ended March 31, (in thousands):

	2008	2007
Direct costs	$208	$216
Allocated AGC and NGP overhead	56	45

Total	$264	$261

5.	UNCERTAIN TAX POSITIONS

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes.

The Selected Portfolio files U.S. federal income tax returns and returns in various states’ jurisdictions. The Selected Portfolio’s policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the three months ended March 31, 2008 and 2007, we recorded no interest or penalties related to unrecognized tax benefits as a component of income tax expense.

The Selected Portfolio adopted the provisions of FIN 48 on January 1, 2007. In accordance with the requirements of FIN 48, the Selected Portfolio evaluated all tax years still subject to potential audit under state and federal income tax law, which currently include the years ended December 31, 2004, 2005, 2006 and 2007 and the three months ended March 31, 2008, in reaching its accounting conclusions. As a result, the Selected Portfolio concluded it did not have any unrecognized tax benefits or any additional tax liabilities after applying FIN 48 as of the January 1, 2007 adoption date or as of March 31, 2008. The adoption of FIN 48 therefore had no impact on the Selected Portfolio’s combined financial statements.

SELECTED AMERICAN GOLF AND NATIONAL GOLF PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

6.	PROPERTIES TO BE ACQUIRED

The following combined balance sheet consists of the four courses to be acquired as of December 31, 2007 less the property acquired in January 2008 (in thousands):

	Four Properties to be acquired as of December 31, 2007	One Property subsquently acquired in January 2008	Three Properties acquired in April 2008
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$487	$2	$485
Member receivables	57	19	38
Inventories	119	27	92
Prepaid expenses and other assets	128	33	95

Total current assets	791	81	710
PROPERTY AND EQUIPMENT—Net	8,806	1,631	7,175
LEASEHOLD ADVANTAGE	16,748	1,411	15,337
RESTRICTED CASH	54	10	44
DEPOSITS, LICENSES AND OTHER ASSETS	231	25	206
GOODWILL	948	—	948

TOTAL	$27,578	$3,158	$24,420

LIABILITIES AND OWNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$149	$70	$79
Accrued expenses	1,014	318	696
Other liabilities	455	132	323
Income tax payable to parent	764	124	640
Other deferred revenue	15	1	14

Total current liabilities	2,397	645	1,752
NOTES PAYABLE	13,944	1,270	12,674
DEFERRED INCOME TAXES	1,884	826	1,058
OTHER LONG-TERM LIABILITIES	377	(21)	398

Total liabilities	18,602	2,720	15,882

MINORITY INTEREST	930	—	930

OWNERS’ EQUITY	8,046	438	7,608

TOTAL LIABILITIES AND OWNERS’ EQUITY	$27,578	$3,158	$24,420

* * * * * *

August 6, 2008

BY EDGAR

Michael McTiernan, Special Counsel

Division of Corporation Finance, Mail Stop 04-09

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	CNL Lifestyle Properties Inc.
Post-Effective Amendment to Registration Statement on Form S-11
File No. 333-146457, Filed on July 9, 2008

Dear Mr. McTiernan:

We are writing on behalf of CNL Lifestyle Properties, Inc. (the “Company”) in response to the Staff’s comment letter dated July 18, 2008 and our subsequent discussions with respect to the above-referenced filing. For the convenience of the Staff, each comment is set forth below, followed by our response.

In preparing the post-effective amendment, we carefully considered the SEC’s amendments to Form S-11 permitting incorporation by reference from reports and other documents that the issuer previously had filed under the Securities Exchange Act of 1934 (the “Exchange Act”). See Release No. 33–8909 (April 10, 2008). We believe that we struck an appropriate balance between the disclosure presented in the prospectus supplement and the information incorporated from the Company’s Exchange Act reports. In addition, the Company’s practice of providing an ‘investor kit” helps collect all relevant information in a single package. Nonetheless, we will include additional information in the prospectus supplement as discussed below. We respectfully request that the Staff permit the Company to address the comments in a new supplement, rather than a post-effective amendment.

Michael McTiernan

August 6, 2008

1.	Please revise your description of the status of the offering to disclose the amount of shares remaining to be offered and the termination date of the offering.

The Company has historically provided the amount of subscriptions received as of a recent date (dollar amount and number of shares). The cover page of the prospectus clearly sets forth the amount of shares being sold (200 million) and the anticipated length of the offering (two years). This information is also shown in the plan of distribution, the MD&A and the financial statements. In light of the number of shares covered by the registration statement and the early stage of the offering, we believe that the dollar amount sold is more meaningful than the number of shares remaining and that the anticipated termination date of the offering is clear.

2.	Please expand your disclosure regarding your current portfolio to provide segment occupancy and rent rate information and geographic diversification information. In addition, please revise your property type diversification table to subtotal each segment. Please disclose the percentage of your current portfolio leased to affiliates and third parties.

We do not believe that occupancy information is applicable to the Company’s investments or that rent rate disclosure is material for its properties in light of the mix of the portfolio of lifestyle-related properties and the triple net nature of its leases. Specifically, occupancy and rental rates are more relevant for an office building or apartment complex than a golf course or ski resort.

We do not believe that individual rent rate information is material to the Company’s investors. The Company’s properties are leased on a triple-net basis to a single owner-operator tenant. In addition, most of its property portfolios are cross defaulted. Accordingly, presenting annualized base rent number by operator is more relevant to an investor than any individual rent rate would be. We have included this information in the prospectus supplement. We also have subtotaled annualized base rent by asset class.

With respect to the diversification of the portfolio, we have added a paragraph to the supplement providing the requested information.

With the exception of the Great Wolf properties, all of the Company’s properties are leased to and operated by owner-operator third parties. We do not believe that the structure of the Company’s investment in the Great Wolf properties makes those “properties leased to affiliates.” Accordingly, we do not believe that additional disclosure is required.

Michael McTiernan

August 6, 2008

3.	Please include a summary of your loan portfolio, including original loan amount, amount outstanding, interest rate, maturity and property type securing the loan.

We have restated the information from Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 in the supplement.

4.	Please expand your disclosure regarding recent acquisitions to disclose occupancy and rent rate information, information regarding whether lessee is an affiliate or third party, and information regarding the yield on the acquisitions.

As noted in response to comment 2 above, we do not believe that occupancy and rent rate information is material to us in light of the nature of the property portfolio. Also, we believe that we have adequately disclosed any affiliation/third party issues in the descriptions of the Company’s tenant operators.

With respect to information regarding the yield on acquisitions, we have added the requested information. The annualized base rents presented do not include percentage rents, if any, and actual results by property may be different than those presented.

5.	Please disclose any portion of the first quarter dividend sourced from other than cash from operations.

We have restated the information from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 in the supplement. We also have added a comparison of dividends paid and source of dividends for the most recent quarter and most recent year and comparable disclosure for the dividends declared and paid in 2007.

6.	Please disclose your net operating income for the quarter ended March 31, 2008 and the year ended December 31, 2007.

This information is disclosed in “Selected Financial Data” under Operating Data on p. 7 of the post-effective amendment. This information is updated through the filing as a supplement under the Securities Act and delivery to investors of the Company’s next quarterly report on Form 10-Q.

Michael McTiernan

August 6, 2008

7.	Please revise the management compensation section to disclose the amount of fees paid to the sponsor for the quarter ended March 31, 2008 and the year ended December 31, 2007. Please break out offering fees, acquisition fees, asset management fees and backend fees. In addition, please disclose any fees amounts that are accrued but unpaid.

We have provided the requested information under “Certain Relationships and Related Transactions”.

*  *  *  *  *

We believe that this letter responds to each of the Staff’s comments and request that the Staff declare the Company’s post-effective amendment effective as soon as practicable. The Company intends to file supplement at the same time.

The Company has authorized us to acknowledge on its behalf that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard E. Baltz
Richard E. Baltz